600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

December 27, 2013

Via EDGAR

Ms. Mara L. Ransom

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabine Pass Liquefaction, LLC

Registration Statement on Form S-4

Filed November 15, 2013

File No. 333-192373

Dear Ms. Ransom:

Set forth below are the responses of Sabine Pass Liquefaction, LLC, a Delaware limited liability company (“Sabine Pass Liquefaction,” “the Company,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2013, with respect to Sabine Pass Liquefaction’s Registration Statement on Form S-4 filed with the Commission on November 15, 2013, File No. 333-192373 (our “Form S-4”).

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1 to the Form S-4 filed with the Commission on the date hereof, unless indicated otherwise.

General

1.	We note your supplemental letter dated November 15, 2013 stating that you are registering the Exchange Offer in reliance upon our position enunciated in the Exxon Capital Holdings Corp., Morgan Stanley, and Sherman & Sterling no-action letters. Please also include a representation that you will make each person participating in the Exchange Offer aware that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter.

Response: In response to the Staff’s comment, the Company has revised the supplemental letter and is filing such revised letter on the date hereof.

Prospectus Cover Page

2.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: We confirm that the offer will be open for at least 20 full business days and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424.

Special Note Regarding Forward-Looking Statements, page ii

3.	Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. Accordingly, the second sentence of this section beginning, “[a]ll statements, other than statements of historical facts . . . ,” appears overly broad. Please narrow your statement accordingly, or remove it.

Response: In response to the Staff’s comment, we have deleted the sentence beginning, “[a]ll statements, other than statements of historical facts . . .,” on page ii of Amendment No. 1 to the Form S-4.

Prospectus Summary, page 1

4.	We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to the U.S. Energy Information Administration, Potential Gas Committee, Advanced Resources International, International Energy Agency, and Wood Mackenzie on pages 2 and 54 as the basis for data contained in the prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Response: We acknowledge the Staff’s comment and have revised the disclosure to remove certain third-party sourced information. In addition, we are supplementally providing to the Staff support for the remaining third-party data contained in the Form S-4. The reports from the International Energy Agency are publicly available for a nominal fee and were not commissioned by us. The information from the International Group of Liquefied Natural Gas Importers is publicly available without cost at http://www.giignl.org and was not commissioned by us. The information related to forecasted LNG demand provided by Wood Mackenzie is available through a subscription service and was not commissioned by us.

Strengths, page 1

5.	Please balance the disclosure in this section by including additional disclosure regarding the risks to you and your business, including the risks associated with your historical lack of profit, servicing your long-term debt obligations, completing construction on Trains 1—4 and obtaining financing for Trains 5-6, and your lack of experience constructing liquefaction facilities.

Response: We acknowledge the Staff’s comment and have revised the disclosure accordingly. Please see page 3 of Amendment No. 1 to the Form S-4.

Liquefaction Project Fully Contracted with Investment Grade Counterparties, page 1

6.	Please disclose in this section the estimated date by which you expect to complete Train 4, with a view to disclosing to investors when you expect that the SPAs will provide aggregate contracted fixed fees of approximately $2.3 billion annually.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 and page 54 of Amendment No. 1 to the Form S-4 to include the estimated date by which we expect to complete Train 4.

Terms of the New Notes, page 10

7.	Where you discuss the “Ranking” of each of the Notes, please revise to quantify the amount of debt that is mentioned in each bullet point.

Response: We acknowledge the Staff’s comment and have revised the disclosure to clarify that the Company’s outstanding debt ranks pari passu with our other debt and that we did not have any other material indebtedness outstanding as of September 30, 2013. Please see page 12 of Amendment No. 1 to the Form S-4.

Risk Factors, page 16

8.	Please delete your statement that “[a]additional risks and uncertainties not currently known to [you], or that [you] currently deem to be immaterial, may also impair or adversely affect your business.” Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not reference them.

Response: We acknowledge the Staff’s comment and have deleted the statement that “[a]additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also impair or adversely affect our business.”

Risks Relating to Our Financial Matters, page 16

Our existing level of cash resources, negative operating cash flow . . . ., page 16

9.	To provide additional context for this risk factor, please include in this risk factor an estimate regarding the amount of “substantial additional debt” that you plan to incur in constructing Trains 5 and 6, and the timeframe in which you expect to incur such debt. Please elaborate upon your plans in this regard in Management’s Discussion and Analysis.

Response: We acknowledge the Staff’s comment about the additional amount of debt that may be incurred for Trains 5 and 6. We have not yet entered into an EPC contract for Trains 5 and 6 and consequently, the cost to construct those Trains has not been determined at this time. In addition, we are still evaluating various alternatives for financing the construction costs associated with those Trains and the timing thereof. Therefore, we respectfully submit that it is premature to disclose additional information about the indebtedness that we anticipate needing to incur in connection with those Trains, although it is reasonable to believe that the amount of additional debt required will be “substantial” given the contracted cost to construct Trains 1 through 4 and the amount of indebtedness incurred in connection therewith.

Risks Relating to the Completion of Our Proposed Liquefaction Facilities . . . ., page 18

Cost overruns and delays in the completion of one or more Trains . . . ., page 19

10.	We note your statement that “actual construction costs of the Trains may be significantly higher than [your] current estimates” and that this could require you to obtain additional sources of finance. However, we also note your statement on page 3 that Bechtel “generally bears project cost risk.” In an appropriate place in your prospectus, please provide additional detail regarding the circumstances in which increased project costs will be borne by you, and the circumstances in which increased project costs will be the responsibility of Bechtel.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 2, 3, 20, 41, 55 and 58 of Amendment No. 1 to the Form S-4.

Risks Relating to the Exchange Offer and the Notes, page 28

Many of the covenants contained in the indentures will no longer be applicable . . . ., page 32

11.	Here, or in an appropriate place in your prospectus, please disclose the current rating that has been assigned to your Exchange Notes, so that investors can put this risk into context.

Response: In response to the Staff’s comment, we have revised the disclosure on page 33 of Amendment No. 1 to the Form S-4.

Management’s Discussion and Analysis of Financial Condition, page 39

Overview of our Business, page 39

Customers, page 40

12.	We note your statement here, and elsewhere in your prospectus, that you “have entered into six fix priced, 20-year SPAs with third parties that in the aggregate equate to 19.75 mtpa of LNG, which represents approximately 88% of the anticipated nominal production capacity of Train 1 through Train 5.” Please clarify whether you have received the necessary regulatory approval(s) for the anticipated nominal production capacity of Train 1 through Train 5 to which you refer. In this regard, we note your disclosure on page 58 that you applied in October 2013 to amend the FERC approval for Trains 1 through Train 4 to increase the total LNG production capacity, and that you filed an application with the FERC in September 2013 to add Train 5 and Train 6 to the Liquefaction Project.

Response: In response to the Staff’s comment, we have revised the relevant sections of the Form S-4 to clarify whether we have received the necessary regulatory approval for the anticipated nominal production capacity of Train 1 through Train 5. Please see pages 4, 41 and 57 of Amendment No. 1 to the Form S-4.

Contractual Obligations, page 46

13.	Please tell us your consideration of disclosing an estimate of annual interest associated with the additional $3.0 billion of long term debt issued in 2013 in footnote (3).

Response: The tabular disclosure of contractual obligations identified our material cash requirements as of December 31, 2012. In addition, all material cash requirements that became contractual obligations to us subsequent to December 31, 2012 were disclosed in footnotes to the tabular disclosure. In footnote (3), we stated that the tabular disclosure does not include an additional $3.0 billion of fixed-rate long term debt that we issued through September 30, 2013 and referenced for additional information a note to our September 30, 2013 unaudited interim financial statements. This long-term debt note included the fixed interest rates and maturity dates of the additional $3.0 billion of long-term debt. We acknowledge the Staff’s comment and have revised footnote (3) of our tabular disclosure to provide greater transparency of cash flow to investors by disclosing the expected interest payments on the additional $3.0 billion of long-term debt issued through September 30, 2013. Please see page 47 of our Amendment No. 1 to
Form S-4.

Results of Operations, page 47

14.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your statement on page 47 that your net loss increased $76.8 million in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, partially due to increased terminal use agreement maintenance expense and partially due to increased fees under a management services agreement with a wholly-owned subsidiary of Cheniere, which is based upon monthly capital expenditures incurred. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, we have revised the disclosure on page 48 of Amendment No. 1 to the Form S-4.

Asset Retirement Obligations, page 51

15.	Please tell us your consideration of including this critical accounting policy in your Summary of Significant Accounting Policies within your audited financial statements.

Response: A critical accounting policy is one that management believes is both very important to the portrayal of our financial position and our results of operations and requires management’s most difficult, subjective or complex judgments. Within our audited financial statements, we identified and described the accounting principles followed and the methods of applying those principles that materially affected the determination of financial position, results of operations, or cash flows. Under our property lease and sublease agreements at the Sabine Pass LNG terminal that have terms of up to 90 years including renewal options, we are not obligated to remove the Sabine Pass LNG terminal at the end of the lease but are required to grant ownership of it to the land owner in good working order and repair. We did not include asset retirement obligations (“AROs”) as a critical accounting policy within our audited financial statements because we determined that the cost to surrender the liquefaction facilities at the Sabine Pass LNG terminal in good order and repair, with normal wear and tear and casualty excepted, was zero and thus did not materially affect the determination of our audited financial statements. In addition, this determination was based on the terms of the real property lease agreements at the Sabine Pass LNG terminal and did not include numerous or complex judgments.

In accordance with SEC Release No. 33-8350, management considered enhancing our discussion and analysis to supplement critical accounting policies disclosed in the notes to our financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. As a result, we included a discussion of AROs in the Summary of Critical Accounting Policies and Estimates within our MD&A on page 52 in order to enhance the overall financial disclosure and provide the context related to our determination not to record an ARO associated with the Liquefaction Project to investors and other financial statement users. The amount of a company’s AROs within the energy industry is normally material and based on numerous and complex judgments in order to determine the expected discounted future cash outflows required to satisfy the AROs. Revisions to estimated AROs for companies within the energy industry typically result from changes in management estimates, including retirement cost estimates, revisions to estimated inflation rates, and changes in the estimated timing of abandonment. Our plant, property and equipment (“PP&E”) primarily consists of LNG terminal costs and makes up a substantial portion ($3.7 billion, or approximately 75%) of our $4.9 billion of total assets. As a result of our significant PP&E balance and in light of our view that companies within the energy industry normally have material AROs based on numerous and complex judgments, management determined to include a description of our methodology for determining not to record an ARO associated with the Liquefaction Project as a critical accounting policy within our MD&A.

Business, page 53

Transportation, page 57

16.	We note your disclosure that you have secured firm pipeline transportation capacity with Cheniere Creole Trail Pipeline, L.P. Please also disclose whether you have entered into any agreements for the supply of natural gas, and any plans you may have in this regard. Please refer to Item 101(c)(1)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 58 of Amendment No. 1 to the Form S-4.

Competition, page 58

17.	We note your disclosure that “[i]f and when we need to replace any existing SPA or enter into new SPAs with respect to Train 6, we will compete on the basis of price per contracted volume of LNG with other LNG liquefaction projects throughout the world.” Please include in this section, as you do on pages 21-22, that Cheniere is currently developing an LNG terminal near Corpus Christi, Texas, and that Cheniere “may enter into commercial arrangements with respect to this LNG terminal that might otherwise have been entered into with respect to Train 6.”

Response: We acknowledge the Staff’s comment and have revised our disclosure on page 59 of Amendment No. 1 to the Form S-4.

Acceptance of Old Notes for Exchange; Issuance of New Notes, page 76

18.	Please revise to state that the issuer will issue the New Notes promptly after expiration rather than after acceptance. Please see Exchange Act Rule 14e-1(c).

Response: In response to the Staff’s comment, we have revised the second sentence under “Acceptance of Old Notes for Exchange; Issuance of Exchange Notes” on page 76 of Amendment No. 1 to the Form S-4.

Conditions to the Exchange Offer, page 78

19.	We note that you may determine in your sole discretion whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response: In response to the Staff’s comment, we have revised the Form S-4 to indicate an objective standard for the determination of whether an offer condition has been satisfied. Please see pages 78–79 of Amendment No. 1 to the Form S-4.

Audited Financial Statements of Sabine Pass Liquefaction, LLC

Statements of Member’s Equity (Deficit ), page F -6

20.	Please disclose the nature of the non-cash contributions from Cheniere Partners and the basis used for assigning amounts as required by ASC 915-215-45.

Response: The $2.2 million of non-cash contributions from Cheniere Energy Partners, L.P. (“Cheniere Partners”) relate to expenses allocated to us by Cheniere Energy, Inc. (“Cheniere”) that we did not reimburse. We did not and were not obligated to reimburse Cheniere Partners for this $2.2 million and as a result we presented the payment of these costs paid by Cheniere Partners on our behalf as non-cash contributions from Cheniere Partners on our statement of member’s equity. We note that the $2.2 million of non-cash contributions from Cheniere Partners make up 0.1% of the total $1,626 million of contributions from Cheniere Partners.

We acknowledge the Staff’s comment. We believe that this required disclosure related to the nature of the non-cash consideration and the basis for assigning amounts is addressed in Note-2 Basis of Presentation where we state “our Statements of Operations also include expense allocations for certain corporate functions historically performed by Cheniere, including allocations of material general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based primarily on specific identification of time and/or activities associated with Sabine Pass Liquefaction, employee headcount or capital expenditures. Our management believes the assumptions underlying the financial statements, including the assumptions regarding allocating general corporate expenses from Cheniere, are reasonable.”

Note 4 – Restricted Cash and Cash Equivalents, page F-11

21.	Please revise to include disclosure regarding your presentation of changes in restricted cash and cash equivalents in your Statements of Cash Flows similar to the disclosure regarding restricted cash and cash equivalents on page 48. In addition, please expand the description of the various uses of restricted cash line items on the face of your cash flow statements to clarify your presentation.

Response: We acknowledge the Staff’s comment and have revised our disclosure on page F-11 of Amendment No. 1 to Form S-4 to match our disclosure on pages 49–50 and have expanded our descriptions of restricted cash on our annual cash flow statement to conform to the descriptions on our quarterly cash flow statement to clarify our presentation.

Note 11 – Commitments and Contingencies, page F-16

Terminal Use Agreements, page F-18

22.	We note your disclosure on page 68 regarding the requirement under your TUA to pay for a portion of the cost of maintenance. Please add disclosure here explaining how your portion of the expense is determined under the agreement and clarifying what affiliate expense represents.

Response: We acknowledge the Staff’s comment and have revised our Terminal Use Agreements disclosure explain how our portion of the expense is determined under the agreement and to clarify what affiliate expense represents. Please see pages F-18–F-19 of Amendment No. 1 to Form S-4.

Note 12 – Related Party Transactions, page F-19

23.	We note your disclosure on page 40 regarding the funding of development costs associated with Train 5 and Train 6 and your disclosure on page 47 explaining the decrease in development expense for the nine months ended September 30, 2013 versus the nine months ended September 30, 2012. Please tell us your consideration of adding footnote disclosure quantifying the development expense funded by Sabine Pass Liquefaction Expansion, LLC and the future impact to you of the funding by affiliates of Trains 5 and 6. In addition, please expand your disclosure to clarify, if true, that the development expense – affiliate reflected on your statement of operations represents reimbursement or payment to affiliates for development expenses associated with Trains 1 through 4. Further, please tell us about the arrangements you have for funding the development costs associated with Train 5 and Train 6 with Sabine Pass Liquefaction Expansion, LLC and your consideration of SAB Topic 1:B codified in ASC 225-10-S99-3.

Response: As disclosed on page 41 and elsewhere in Amendment No. 1 to the Form S-4, we are developing Train 5 and Train 6 and commenced the regulatory approval process for these Trains in February 2013. We have described these development activities on pages 58–59 as follows:

•	We, Sabine Pass LNG and Sabine Pass Liquefaction Expansion, LLC filed an application with the FERC for authorization to add Train 5 and Train 6 to the Liquefaction Project;

•	We1 entered into the Total and Centrica sales and purchase agreement (“SPAs”) for Train 5; and

•	We received authorization from the DOE authorizing the export of LNG related to Train 5.

[1]	Although Sabine Pass Liquefaction Expansion, LLC is not a signatory to the SPAs, we have the right to assign the SPAs to our affiliate provided that the affiliate owns the facilities to produce the LNG required under the SPAs.

Sabine Pass Liquefaction Expansion, LLC (“Sabine Pass Liquefaction Expansion”), a related party to us and a wholly owned subsidiary of our parent, Cheniere Partners, entered into an agreement (the “FEED Agreement”) with Bechtel Oil, Gas and Chemicals, Inc. (“Bechtel”) for the front-end engineering and design of Train 5 and Train 6. Sabine Pass Liquefaction Expansion was created by Cheniere Partners to fund the initial development costs of Train 5 and Train 6 and for the potential financing of the construction of Train 5 and Train 6. We have not yet entered into an EPC contract for Trains 5 and 6 and consequently, the cost to construct those Trains has not been determined at this time. In addition, we are still evaluating various alternatives for financing the construction costs associated with those Trains and the timing thereof. As a result, substantially all of the costs for the development activities of Train 5 and Train 6 are the obligation of, and are being recorded and funded by, Sabine Pass Liquefaction Expansion.

As a result of Sabine Pass Liquefaction Expansion entering into the FEED Agreement with Bechtel, the initial development costs of Trains 5 and 6 are not our obligation, and we are not required to reimburse Sabine Pass Liquefaction Expansion for these costs. While we note that ASC 225-10-S99-3 generally requires all costs incurred by the parent on the registrant’s behalf to be reflected on the registrant’s income statement, we did not disclose the approximately $6 million of development expenses recorded by Sabine Pass Liquefaction Expansion in the nine months ended September 30, 2013 because we do not have a contractual obligation to fund those costs and management has not yet made the determination if or when we will fund the costs or how Train 5 and Train 6 will ultimately be financed. Although management concluded that the Train 5 and Train 6 development costs to date were not required to be recorded by us, management included a disclosure that development costs related to Train 5 and Train 6 were not being recorded by us to enhance the overall financial disclosure and context within which financial information should be analyzed.

We currently do not have any arrangements for funding the development costs associated with Train 5 and Train 6. The future impact to us of Sabine Pass Liquefaction Expansion funding the development of Train 5 and Train 6 will depend on the financing for the construction of Train 5 and Train 6.

We have expanded our disclosure in Note 1–Organization and Nature of Operations on page F-28 of Amendment No. 1 to Form S-4 to clarify that the development expense – affiliate reflected on our statement of operations represents reimbursements or payments to affiliates for development expenses associated with Trains 1 through 4.

Unaudited Interim Financial Statements of Sabine Pass Liquefaction, LLC

Statements of Cash Flows, page F-26

24.	Please explain to us why the terminal use agreement maintenance expense is reflected as a non-cash adjustment in reconciling operating activity cash flows and why the adjustment was not similarly reflected in your audited financial statements.

Response: The Terminal Use Agreement maintenance expense relates to the costs required to maintain the cryogenic readiness of the regasification facilities at the Sabine Pass LNG terminal, as stated on page F-39. Specifically, the expense represents our percentage of the total cost of LNG inventory required to maintain the cryogenic readiness of the regasification facilities at the Sabine Pass LNG terminal. This LNG inventory is necessary for the operation and maintenance of the terminal, and we are required to pay for a portion of the cost of the such LNG inventory under our Terminal Use Agreement. The recognition of this cost of the LNG inventory provides us with an asset that we present within Prepaid and Other on our balance sheet. This asset represents a future benefit to us because Sabine Pass LNG will remit to us the payments that it receives from the sale of our portion of the total LNG inventory as it is boiled off and sold as natural gas to third parties. At each reporting period, we assess this asset for impairment based on the month-end natural gas market prices and record impairment (if any) as a Terminal Use Agreement maintenance expense. Due to the large differences in the price of LNG (the purchase price) and the price of U.S. natural gas (the sale price), we have impaired a substantial portion of our costs required to maintain the cryogenic readiness of the regasification facilities at the Sabine Pass LNG terminal. For the audited reporting period of December 31, 2012, we netted the payments and impairments in Changes in Operating Assets and Liabilities, under Prepaid Expenses and Other. At September 30, 2013, because of additional costs required to maintain the cryogenic readiness of the regasification facilities at the Sabine Pass LNG terminal, we concluded the investor would have a better understanding of our cash flows if the amounts were grossed up within the Operating Cash Flow section of our Statements of Cash Flows. The result of this gross up presentation is that the actual cash outflow for the right to use asset is presented within Changes in Operating Assets and Liabilities and the asset impairment is presented within Non-Cash Terminal Use Agreement Maintenance Expense.

We have revised the presentation of our Terminal Use Agreement maintenance expense within the Cash Flows from Operating Activities section of our audited cash flow statement on page F-7 of Amendment No. 1 to Form S-4 to conform to the gross presentation within the Cash Flows from Operating Activities section of our quarterly cash flow statements.

Note 7 – Financial Instruments, page F-33

25.	Please disclose the amount of any fees paid to Cheniere Marketing for entering into financial derivatives on your behalf. Also, please tell us if (i) the financial derivatives entered into by Cheniere Marketing include future cash flows attributable to its future sale of LNG inventory as well as yours and (ii) the amounts reflected in your financial statements represent the portion allocated by Cheniere Marketing to you.

Response: The services Cheniere Marketing provides to us, including entering into financial derivatives on our behalf, are provided pursuant to our management services agreement with a wholly owned subsidiary of Cheniere, under which we pay a fixed monthly fee of $541,667. We have updated the disclosure on pages F-20 and F-28 of Amendment No. 1 to Form S-4 to reflect this service.

The financial derivatives entered into by Cheniere Marketing on our behalf are solely for our benefit, and 100% of the risk and rewards of these derivative positions are recorded by us.

Item 22. Undertakings, page II-2

26.	Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 229.01).

Response: We acknowledge the Staff’s comment and have revised the disclosure on page II-2 to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibits

5.1 – Opinion of Andrews Kurth LLP

27.	We note counsel’s statement on pages 2-3 that “Furthermore, (a) we express no opinion regarding the validity or effect of any provision purporting to establish any obligation of any party as absolute or unconditional regardless of the occurrence or non-occurrence or existence or non-existence of any event or other state of facts or purporting to limit the use of the Indenture in interpreting any other indenture, loan or debt agreement or vice versa, and (b) certain of the waivers included in the Indenture relating to the guaranties by the guarantors that may become party thereto may be unenforceable in whole or in part.” Please have counsel advise us as to why counsel believes that such carve-outs are necessary and appropriate. As to section (b) of the quoted language, we note that there are no guarantees being registered at this time. Please refer to Staff Legal Bulletin No. 19, available on our website.

Response: In response to the Staff’s comment, we have deleted the sentence that appeared on pages 2–3 referenced above.

*******

Sabine Pass Liquefaction acknowledges the following:

•	Sabine Pass Liquefaction is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sabine Pass Liquefaction may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to the undersigned at 713-220-4764 or scottolson@andrewskurth.com.

Very truly yours,

/s/ Scott L. Olson
Scott L. Olson